May 5, 2020

Via E-Mail: ellingtonk@SEC.GOV

Ken Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	AlphaMark Investment Trust

Dear Mr. Ellington:

We are in receipt of your comments to the Form N-CSR filing for AlphaMark Investment Trust (the “Registrant”) for the Annual Report filed with the U.S. Securities and Exchange Commission on October 30, 2019. We represent the Registrant, which has authorized us to submit this response on its behalf.

1.	In the Notes to the Financial Statements, Note 4, please add disclosure that any recoupment is limited to the lesser of any amount that is 1) within the expense limitation in effect at the time of waiver or 2) the expense limitation agreement in effect at the time of recapture. Please be sure that disclosure regarding the limitations of any recoupment of expenses that were waived or reimbursed is consistent throughout the Fund’s disclosure documents.

RESPONSE: The requested revisions have been made in Note 4 of the Registrant’s Semi-Annual Report for the period ended February 29, 2020 and across Fund disclosure documents, to include information regarding the potential for recapture:

“The Advisor has contractually agreed, until at least December 31, 2020, to reduce its investment advisory fees and to reimburse other ordinary operating expenses (excluding brokerage costs, taxes, interest, costs to organize the Fund and extraordinary expenses) to 1.50% of its average daily net assets. Pursuant to this agreement, the Advisor reduced its fees by $53,201 during the six months ended February 29, 2020. Any fee reductions by the Advisor are subject to repayment by the Fund for a period of three years after such fees and expenses were incurred, subject to the following conditions: (i) no payment shall be made to the Adviser that arose more than three years prior to the proposed date of payment, and (ii) such payment shall be made only to the extent that it does not cause the Fund’s aggregate expenses, on an annualized basis, to exceed the expense limitation in effect at the time the expense to be repaid were incurred….”

Furthermore, the Adviser intends to present a revised agreement for Board approval at its next quarterly meeting to amend the agreement such that recoupment is consistent with the disclosure requested above. The disclosures will be further adjusted at that time to provide the updated terms for recapture.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

Ken Ellington

May 4, 2020

2.	In the Notes to the Financial Statements, Note 6, the Staff noted that a significant portion of the Fund’s shares are held by one shareholder. Please explain how a large shareholder/ shareholder concentration risk is addressed in the Summary and Statutory sections of the prospectus.

RESPONSE: The following risk disclosure will be added in the next update of the prospectus.

Shareholder Concentration Risk:

When a small number of shareholders account for a disproportionate share of the Fund’s assets, the Fund could be vulnerable to a very large redemption request from a significant shareholder who wants to redeem. Such redemption may increase the expense ratio of the Fund. The decision-making process may also be controlled by a limited number of shareholders which may be biased in favor of said small group.

3.	The Staff noted that 7.4% of the Fund’s investments were in ETFs and money market instruments at period end, but there is not a separate line item for Acquired Fund Fees and Expenses (“AFFE”) in the Fund’s fee table. Please confirm that any AFFE has been calculated and included in the Fee Table, and that a separate line item is not required.

RESPONSE: Registrant has calculated the AFFE and confirm that it was below the threshold necessary to include a separate AFFE line in the Fund Fee Table at the time of the last annual update of the prospectus. Registrant notes that in this particular case, a holding with AFFE was bought late in the year and only held for 72 days and with it and the money market holdings, the AAFE calculated for the Fee Table was less than 0.01%.

If you have any further questions, please contact Cassandra Borchers at 513.352.6632.

Sincerely, /s/ Thompson Hine LLP Thompson Hine LLP